Exhibit 99.1

PPDAI Group Inc. Reports Third Quarter 2018 Unaudited Financial Results

SHANGHAI, November 20, 2018 /PRNewswire/ – PPDAI Group Inc. (“PPDAI,” “Paipaidai,” or the “Company”) (NYSE: PPDF), a leading online consumer finance marketplace in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

	As of
	September 30, 2017	June 30, 2018	September 30, 2018
Cumulative registered users[1] (’000)	57,581	78,144	83,949
Cumulative number of borrowers[2] (’000)	9,031	12,409	13,440
Cumulative number of individual investors[3]	521,831	613,653	644,376

	For the Three Months Ended		YoY Change
	September 30, 2017	September 30, 2018
Number of unique borrowers[4] (’000)	4,525	2,750	-39.2%
Loan origination volume[5] (RMB, million)	20,954	14,771	-29.5%
Repeat borrowing rate[6] (%)	67.4%	69.8%	3.6%
Average loan size[7] (RMB)	2,542	3,396	33.6%

Third Quarter 2018 Financial Highlights

•	Net profit increased by 20.0% to RMB649.5 million (US$94.6 million) in the third quarter of 2018 from RMB541.4 million in the same period of 2017.

•	Operating revenues decreased by 11.7% to RMB1,104.3 million (US$160.8 million) in the third quarter of 2018 from RMB1,250.3 million in the same period of 2017.

•	Loan facilitation service fees decreased by 22.0% to RMB707.7 million (US$103.0 million) in the third quarter of 2018 from RMB906.9 million in the same period of 2017.

•	Post-facilitation service fees increased by 19.9% to RMB239.9 million (US$34.9 million) in the third quarter of 2018 from RMB200.1 million in the same period of 2017.

•	Strong liquidity position of RMB3,489.2 million (US$508.0 million) including cash, cash equivalents and short-term investments.

•	High quality assurance fund coverage ratio of 18.8% for outstanding loan balances that are protected by the fund.

Third Quarter 2018 Operational Highlights

•	Cumulative registered users[1] reached 83.9 million as of September 30, 2018.

•	Cumulative number of borrowers[2] reached 13.4 million as of September 30, 2018.

•	Cumulative number of individual investors[3] reached 644,376 as of September 30, 2018.

•	Number of unique borrowers[4] was 2.75 million for the third quarter of 2018, representing a decrease of 39.2% from the same period of 2017.

•	Loan origination volume[5] was approximately RMB14.8 billion for the third quarter of 2018, representing a decrease of 29.5% from the same period of 2017.

•	Average loan tenure[8] was 9.0 months for the third quarter of 2018.

•	Continued progress in providing our range of “technologies as a service” to other third party financial service providers.

[1]	On a cumulative basis, number of users registered on PPDAI platform as of September 30, 2018.
[2]	On a cumulative basis, number of borrowers whose loans were funded on or prior to September 30, 2018.
[3]	On a cumulative basis, number of individual investors who have made at least one investment in loans on or prior to September 30, 2018.
[4]	Represents the total number of borrowers whose loans on PPDAI platform were funded during the period presented.
[5]	Represents the loan origination volume generated during the period presented.
[6]	Represents percentage of loan volume generated by repeat borrowers who have successfully borrowed on PPDAI platform before.
[7]	Represents the average loan size on PPDAI platform during the period presented.
[8]	Represents the average loan tenure period on PPDAI platform during the period presented.

Mr. Jun Zhang, the Chairman and a Co-Chief Executive Officer of PPDAI, commented, “We are pleased to report solid financial results for the third quarter of 2018 despite the headwinds faced by the market. While the industry continues to experience significant change and consolidation, our core business remains resilient and we continue to benefit from market share gains.”

Mr. Feng Zhang, a Co-Chief Executive Officer of PPDAI, stated, “With our strategic focus on investing in technology and our brand, we are encouraged with the progress we’ve seen in our “technologies as a service” offering being deployed across a wide range of financial service providers. We are on track to complete the necessary compliance checks and are working closely with regulators. A strengthened regulatory framework, as well as healthy industry consolidation will fuel long-term growth and sustainability. As a leader in our market, PPDAI is well positioned to capture the enormous opportunities in China’s consumer finance market.”

Mr. Simon Ho, the Chief Financial Officer of PPDAI, added, “During the quarter, we maintained healthy profitability with non-GAAP operating margin of 41.9% benefiting from continuous disciplined cost management. We maintained a strong balance sheet with approximately RMB3.5 billion of cash and short-term liquidity. Notably, our quality assurance fund remains sufficiently funded with a total balance of approximately RMB4.1 billion, equivalent to 18.8% of the total outstanding loans protected by the fund. We’re confident in our ability to navigate this dynamic market and capture opportunities to grow our business.”

Third Quarter 2018 Financial Results

Operating revenues for the third quarter of 2018 decreased by 11.7% to RMB1,104.3 million (US$ 160.8 million) from RMB1,250.3 million in the same period of 2017, primarily due to lower loan origination volume for the quarter. As a result of the adoption of the ASC 606 effective January 1, 2018, revenue is generally recognized earlier in the life of the contract as there is no contingency revenue cap under the new standard. For the three months ended September 30, 2018, the impact of applying the new revenue standard resulted in an increase of approximately RMB136.3 million (US$19.9 million) in revenues.

Loan facilitation service fees decreased by 22.0% to RMB707.7 million (US$103.0 million) for the third quarter of 2018 from RMB906.9 million in the same period of 2017, primarily due to lower loan origination volume in the third quarter of 2018. The average rate of transaction fees charged to borrowers was 7.07% in the period, compared to 6.31% in the second quarter of 2018 and 6.31% in the third quarter of 2017. Loan collection fees of RMB87.1 million (US$12.7 million) have been allocated from other revenue to loan facilitation service fees related to the adoption of ASC 606 effective January 1, 2018.

Post-facilitation service fees increased by 19.9% to RMB239.9 million (US$34.9 million) for the third quarter of 2018 from RMB200.1 million in the same period of 2017, mainly due to the adoption of ASC 606 effective January 1, 2018. Loan collection fees of RMB33.4 million (US$4.9 million) have been allocated from other revenue to post facilitation service fees related to the adoption of ASC 606.

Other revenue decreased by 21.8% to RMB112.1 million (US$16.3 million) for the third quarter of 2018 from RMB143.3 million in the same period of 2017, primarily due to the adoption of ASC 606, effective January 1, 2018, offset by an increase in management fees from investment programs that invest in loans protected by the quality assurance fund.

Net interest income and loan provision losses for the third quarter of 2018 were an expense of RMB20.3 million (US$3.0 million), compared to an expense of RMB3.4 million in the same period of 2017, mainly due to provisions for expected loan losses related to the increased number of investment trusts established during the period for serving institutional investors.

Origination and servicing expenses decreased by 24.0% to RMB226.2 million (US$32.9 million) for the third quarter of 2018 from RMB297.8 million in the same period of 2017, primarily due to the discontinuation in consumption loan products since late 2017.

Sales and marketing expenses decreased by 18.1% to RMB184.5 million (US$26.9 million) for the third quarter of 2018 from RMB225.3 million in the same period of 2017, primarily due to the decline in online customer acquisition expenses and lower loan origination volume in the third quarter.

General and administrative expenses increased by 26.2% to RMB182.7 million (US$26.6 million) for the third quarter of 2018 from RMB144.7 million in the same period of 2017, primarily due to the increase in research and development costs. General and administrative expenses for the period included share-based compensation of RMB8.3 million (US$1.2 million).

Operating income decreased by 15.3% to RMB490.6 million (US$71.4 million) for the third quarter of 2018 from RMB579.0 million in the same period of 2017.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax and a write-back of provision for expected discretionary payments to investors in investment programs protected by the investor reserve funds, was RMB454.4 million (US$66.2 million) for the third quarter of 2018, representing a decrease of 21.5% from RMB579.0 million in the same period of 2017.

Other income was RMB251.1 million (US$36.6 million) for the third quarter of 2018, compared with RMB120.9 million in the same period of 2017. Other income primarily consisted of (1) a gain of RMB276.6 million (US$40.3 million) from the quality assurance fund which stemmed from the increase in loans facilitated on the Company’s platform that are protected by the quality assurance fund, (2) a loss of RMB6.8 million (US$0.99 million) from the fair value change of financial guarantee derivatives, and (3) a realized loss of RMB28.1 million (US$4.1 million) from financial guarantee derivatives due to the amount of investment programs maturing during the period. The Company re-evaluates the fair value of outstanding financial guarantee derivatives at each balance sheet date to reflect the views of market participants on the expected default rate based on the latest market changes. For the third quarter of 2018, RMB11.5 billion of loans facilitated on the Company’s platform were protected by the quality assurance fund.

Income tax expenses were RMB 92.2 million (US$13.4 million) for the third quarter of 2018, compared with RMB158.5 million in the same period of 2017, primarily due to tax benefits from increased research and development expenses.

Net profit increased by 20.0% to RMB649.5 million (US$94.6 million) for the third quarter of 2018 from RMB541.4 million in the same period of 2017.

Net profit attributable to ordinary shareholders of the Company was RMB649.3 million (US$94.5 million) for the third quarter of 2018, compared with net loss attributable to ordinary shareholders of RMB278.7 million in the same period of 2017 due to accretion of the Company’s Series A, B and C preferred shares in the third quarter of 2017.

As of September 30, 2018, the Company had cash and cash equivalents of RMB1,654.6 million (US$240.9 million) and short-term investments mainly in wealth management products of RMB 1,834.6 million (US$267.1 million).

The total balance of the quality assurance fund, which included restricted cash of RMB2,064.8 million (US$300.6 million) and the quality assurance fund receivable of RMB2,002.5 million (US$291.6 million), was equivalent to 18.8% of the total outstanding loans protected by the quality assurance fund.

The following table provides the delinquency rates for all outstanding loans on the Company’s platform as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2015	0.79%	1.75%	1.10%	1.01%	0.87%	0.67%
June 30, 2015	0.88%	1.06%	0.67%	0.54%	0.89%	0.67%
September 30, 2015	0.67%	0.89%	0.61%	0.54%	0.44%	0.35%
December 31, 2015	0.80%	0.93%	0.51%	0.49%	0.39%	0.32%
March 31, 2016	0.62%	0.93%	0.72%	0.61%	0.48%	0.32%
June 30, 2016	0.82%	1.01%	0.63%	0.43%	0.47%	0.44%
September 30, 2016	0.83%	1.11%	0.80%	0.63%	0.49%	0.39%
December 31, 2016	0.63%	0.91%	0.75%	0.79%	0.69%	0.57%
March 31, 2017	0.57%	0.95%	0.79%	0.59%	0.54%	0.51%
June 30, 2017	0.86%	1.11%	0.79%	0.51%	0.55%	0.52%
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%
December 31, 2017	2.27%	2.21%	1.72%	1.63%	1.36%	1.20%
March 31, 2018	0.87%	2.11%	2.43%	3.83%	2.29%	1.89%
June 30, 2018	0.83%	1.21%	1.05%	0.98%	1.60%	2.03%
September 30, 2018	1.03%	1.77%	1.49%	1.29%	1.06%	1.02%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for all continuing loan products facilitated through the Company’s online marketplace.

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2015Q1	1.95%	2.75%	3.46%	3.98%	4.36%	4.58%	4.67%	4.69%	4.73%	4.76%	4.74%
2015Q2	1.74%	2.66%	3.38%	3.75%	4.02%	4.15%	4.30%	4.38%	4.45%	4.46%	4.46%
2015Q3	1.46%	2.13%	2.70%	3.15%	3.47%	3.68%	3.77%	3.85%	3.93%	4.01%	4.02%
2015Q4	1.54%	2.27%	2.88%	3.17%	3.53%	3.77%	3.97%	4.12%	4.26%	4.32%	4.33%
2016Q1	1.00%	1.57%	2.21%	2.82%	3.33%	3.77%	4.09%	4.33%	4.45%	4.57%	4.59%
2016Q2	1.75%	2.49%	3.21%	3.77%	4.17%	4.39%	4.59%	4.76%	4.88%	4.94%	4.96%
2016Q3	1.67%	2.45%	2.96%	3.47%	3.87%	4.11%	4.27%	4.44%	4.59%	4.70%	4.77%
2016Q4	1.29%	2.07%	2.66%	3.15%	3.59%	3.97%	4.32%	4.62%	4.88%	5.07%	5.18%
2017Q1	1.20%	2.01%	2.68%	3.32%	3.87%	4.33%	4.68%	4.98%	5.33%	5.61%	5.80%
2017Q2	1.72%	2.89%	3.81%	4.55%	5.14%	5.78%	6.32%	6.79%	7.05%	7.19%	7.24%
2017Q3	1.82%	2.93%	4.08%	5.16%	6.13%	6.64%	6.88%	7.04%	7.16%	7.22%	7.26%
2017Q4	2.51%	4.12%	5.16%	5.68%	5.97%	6.18%	6.29%	6.39%
2018Q1	1.35%	2.18%	2.97%	3.65%	4.30%
2018Q2	1.75%	3.08%

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 20, 2018 (9:00 PM Beijing/Hong Kong time on November 20, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
Mainland China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “PPDAI Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.ppdai.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until December 20, 2018, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10126150

About PPDAI Group Inc.

PPDAI is a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, the Company is the first online consumer finance marketplace in China connecting borrowers and investors. As a pioneer in China’s online consumer finance marketplace, the Company benefits from both its early-mover advantages and the invaluable data and experience accumulated throughout multiple complete loan lifecycles. The Company’s platform, empowered by its proprietary, cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience, as evidenced by the rapid growth of the Company’s user base and loan origination volume. As of September 30, 2018, the Company had over 83 million cumulative registered users.

For more information, please visit http://ir.ppdai.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP operating income, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating income help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8680 to US$1.00, the rate in effect as of September 28, 2018 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and PPDAI does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

PPDAI Group Inc.

Jimmy Tan / Sally Huo

Tel: +86 (21) 8030 3200-8601

E-mail: ir@ppdai.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data, or otherwise noted)

	As of December 31,	As of September 30,
	2017	2018
	RMB	RMB	USD
Assets
Cash and cash equivalents	1,891,131	1,654,559	240,908
Restricted cash	2,392,573	3,502,102	509,916
Short-term investments	1,958,910	1,834,592	267,122
Quality assurance fund receivable	1,152,769	2,002,519	291,572
Intangible asset	63,760	68,880	10,029
Property, equipment and software, net	108,248	135,935	19,792
Loans receivable, net of provision for loan losses	681,794	1,486,149	216,387
Investments	12,234	40,148	5,846
Accounts receivable	17,773	621,800	90,536
Deferred tax assets	128,361	31,600	4,601
Financial guarantee derivative assets	—	45,507	6,626
Due from related party	—	6,771	986
Contract asset	—	105,551	15,369
Prepaid expenses and other assets	145,699	321,149	46,760
Goodwill	50,411	50,411	7,340

Total assets	8,603,663	11,907,673	1,733,790

Liabilities and Shareholders’ Equity
Payable to platform customers	1,113,966	1,294,034	188,415
Quality assurance fund payable	2,062,844	3,431,338	499,612
Deferred revenue	265,094	—	—
Payroll and welfare payable	156,831	134,651	19,606
Taxes payable	257,143	342,026	49,800
Provision for payment to investor reserve fund investor	107,660	24,047	3,501
Short-term borrowing loan	—	29,950	4,361
Funds payable to investors of consolidated trusts	502,641	950,654	138,418
Contract liability	—	175,263	25,519
Due to related party	11,972	—	—
Deferred tax liabilities	15,940	15,940	2,321
Accrued expenses and other liabilities	211,614	220,328	32,080
Financial guarantee derivative liabilities	215,770	—	—

Total liabilities	4,921,475	6,618,231	963,633

Commitments and contingencies
PPDAI Group Inc. Shareholders’ deficits
Ordinary shares	100	102	15
Additional paid-in capital	5,951,044	5,883,639	856,674
Treasury stock	—	(243,777)	(35,494)
Statutory reserves	55,090	55,090	8,021
Accumulated other comprehensive income	14,917	61,997	9,027
Accumulated deficit	(2,398,984)	(527,590)	(76,819)

Total PPDai Group Inc. shareholders’ equity	3,622,167	5,229,461	761,424

Non-controlling interest	60,021	59,981	8,733

Total shareholders’ equity	3,682,188	5,289,442	770,157

Total liabilities and shareholders’ equity	8,603,663	11,907,673	1,733,790

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share data, or otherwise noted)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Operating revenues:
Loan facilitation service fees	906,914	707,738	103,049	2,223,050	2,081,807	303,117
Post-facilitation service fees	200,093	239,880	34,927	441,669	672,910	97,978
Other revenue	143,312	112,092	16,321	319,007	269,113	39,184
Change in expected discretionary payment to IRF investors	—	44,572	6,490	—	44,572	6,490
Total operating revenues	1,250,319	1,104,282	160,787	2,983,726	3,068,402	446,769
Net interest income and loan provision losses	(3,415)	(20,315)	(2,958)	(1,966)	19,138	2,787

Net revenues	1,246,904	1,083,967	157,829	2,981,760	3,087,540	449,556

Operating expenses:
Origination and servicing expenses-related party	(19,974)	(25,863)	(3,766)	(55,528)	(78,753)	(11,467)
Origination and servicing expenses	(277,844)	(200,364)	(29,174)	(622,717)	(629,223)	(91,617)
Sales and marketing expenses	(225,334)	(184,481)	(26,861)	(549,691)	(529,853)	(77,148)
General and administrative expenses	(144,725)	(182,652)	(26,595)	(338,295)	(489,686)	(71,300)

Total operating expenses	(667,877)	(593,360)	(86,396)	(1,566,231)	(1,727,515)	(251,532)
Other income (expenses)
Gain from quality assurance fund	131,296	276,593	40,273	277,735	487,425	70,970
Realized gain (loss) from financial guarantee derivatives	42,359	(28,108)	(4,093)	141,998	(175,215)	(25,512)
Fair value change of financial guarantee derivatives	(67,379)	(6,796)	(990)	77,368	261,277	38,043
Other income, net	14,615	9,395	1,368	26,193	106,171	15,459

Profit before income tax expense	699,918	741,691	107,991	1,938,823	2,039,683	296,984
Income tax expenses	(158,545)	(92,189)	(13,423)	(348,850)	(344,823)	(50,207)

Net profit	541,373	649,502	94,568	1,589,973	1,694,860	246,777
Net profit (loss) attributable to non-controlling interest shareholders	—	207	30	—	(40)	(6)
Net profit attributable to PPDai Group Inc.	541,373	649,295	94,538	1,589,973	1,694,900	246,783

Accretion on Series A convertible redeemable preferred shares to redemption value	(315,366)	—	—	(935,392)	—	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(238,876)	—	—	(663,022)	—	—
Accretion on Series C convertible redeemable preferred shares to redemption value	(265,869)	—	—	(678,183)	—	—

Net profit (loss) attributable to ordinary shareholders	(278,738)	649,295	94,538	(686,624)	1,694,900	246,783

Net profit attributable to PPDai Group Inc.	541,373	649,295	94,538	1,048,600	1,694,900	246,783
Foreign currency translation adjustment, net of nil tax	60,890	36,625	5,333	110,031	47,080	6,855

Total comprehensive income attributable to PPDAIGroup Inc.	602,263	685,920	99,871	1,158,631	1,741,980	253,638

Weighted average number of ordinary shares used in computing net income/(loss) per share
Basic	665,000,000	1,483,389,904	1,483,389,904	665,000,000	1,502,800,121	1,502,800,121
Diluted	665,000,000	1,571,175,958	1,571,175,958	665,000,000	1,611,816,214	1,611,816,214
Income (loss) per share -Basic	(0.4192)	0.4377	0.0637	(1.0325)	1.1278	0.1642
Income (loss) per ADS-Basic	(2.0958)	2.1886	0.3187	(5.1626)	5.6391	0.8211
Income (loss) per share -Diluted	(0.4192)	0.4133	0.0602	(1.0325)	1.0515	0.1531
Income (loss) per ADS-Diluted	(2.0958)	2.0663	0.3009	(5.1626)	5.2577	0.7655

PPDAI GROUP INC.

UNAUDITED Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousands, except for share data, or otherwise noted)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues	1,246,904	1,083,967	157,829	2,981,760	3,087,540	449,556
Less: total operating expenses	(667,877)	(593,360)	(86,396)	(1,566,231)	(1,727,515)	(251,532)
Operating Income	579,027	490,607	71,433	1,415,529	1,360,025	198,024
Less: Change in expected discretionary payment to IRF investors	—	(44,572)	(6,490)	—	(44,572)	(6,490)
Add: share-based compensation expenses	—	8,321	1,212	—	40,764	5,935
Non-GAAP adjusted operating income	579,027	454,356	66,155	1,415,529	1,356,217	197,469

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30			Nine Months Ended September 30,
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	1,547,622	1,126,389	164,004	3,437,624	1,366,683	198,993
Net cash used in investing activities	(1,496,161)	(1,117,253)	(162,675)	(1,574,624)	(627,835)	(91,414)
Net cash provided by financing activities	463,352	263,482	38,363	431,352	89,256	12,995
Effect of exchange rate changes on cash and cash equivalents	(269)	36,993	5,388	(557)	44,853	6,531
Net increase in cash, cash equivalent and restricted cash	514,544	309,611	45,080	2,293,795	872,957	127,105
Cash, cash equivalent and restricted cash at beginning of period	2,986,816	4,847,050	705,744	1,207,565	4,283,704	623,719
Cash, cash equivalent and restricted cash at end of period	3,501,360	5,156,661	750,824	3,501,360	5,156,661	750,824